For the six months ended (a) August 31, 1996
File number (c) 811-3712

                          SUB-ITEM 77M
                             Merger

     On September 20, 1996, the Registrant
acquired all the net assets of Income Fund, a series of The Prudential Institutional Fund
(PIF), pursuant to a plan of reorganization approved by Income Fund shareholders on September
6, 1996. The reorganization was approved by the Directors of the Registrant on May 8, 1996 but did not require the approval of the Registrant's shareholders. The acquisition was accomplished on September 20, 1996, by a tax-free exchange of Class Z shares of the Registrant for the net assets of Income Fund.


     PIF continues to be a registered investment company and has no current intention to cease to be such a company. Income Fund, a series of PIF, has ceased operations.